SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 6

American Financial Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

025932 10 4
(CUSIP Number)

Karl J. Grafe, Esq. 301 East Fourth Street Cincinnati, Ohio 45202 (513) 579-2540
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

CUSIP No. 025932 10 4
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carl H. Lindner III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,541,352
	8	SHARED VOTING POWER 2,724,670
	9	SOLE DISPOSITIVE POWER 6,099,109
	10	SHARED DISPOSITIVE POWER 2,724,670
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,823,779 – See Item 5
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14		TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

This Schedule 13D is filed on behalf of Carl H. Lindner III (the “Reporting Person”), to amend and update his Schedule 13D most recently amended on October 27, 2011, relative to the Common Stock, no par value per share (“Common Stock”) issued by American Financial Group, Inc. (“AFG”).

The principal executive offices of AFG are located at 301 East Fourth Street, Cincinnati, Ohio 45202.

Item 2.     Identity and Background.

(a)           Carl H. Lindner III
(b)           301 East Fourth Street, Cincinnati, Ohio 45202
(c)	Individual Investor
(d)           None
(e)           None
(f)           United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.

N/A

Item 4.     Purpose of Transaction.

On March 31, 2014 and April 8, 2014, the Reporting Person acquired voting and dispositive power over a total of 1,663,771 shares of AFG common stock through distributions from family trusts.

The Reporting Person considers his beneficial ownership of AFG equity securities as an investment which he continues to evaluate.  Although he has no present plans to do so, from time to time the Reporting Person may acquire additional AFG equity securities or dispose of some or all of the AFG equity securities which he beneficially owns.

Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

As of April 8, 2014, the Reporting Person beneficially owned  8,823,779 shares (or approximately 9.8% of the outstanding shares) of AFG Common Stock, which amount includes 4,127,610 shares held in a trust for which he holds voting and dispositive power; 37,200 shares held by a trust over which his spouse has voting and dispositive power; 209,257 shares held in two trusts over which his spouse has dispositive power; 1,341 shares in trust by one of his children; 1,348,500 shares held in a limited liability company over which shares he holds dispositive power; 2,338,000 shares owned by a limited liability company and 51,676 shares held in a trust over which he shares voting and dispositive power with his brother, S. Craig Lindner; 334,994 shares held by a charitable foundation over which he shares voting and dispositive power with S. Craig Lindner and his mother, Edyth B. Lindner; 87,701 shares held in a charitable foundation over which he shares voting and dispositive power with his spouse; and 287,500 shares issuable upon exercise of options within 60 days of April 8, 2014.

Within the 60-day period preceding the date of filing of this Amendment to Schedule 13D, the Reporting Person had engaged in the following transactions.

Date	Transaction	Number of Shares Acquired/(Disposed)	Price
2/12/2014	Gifts	(22,121)	n/a
2/12/2014	Gift from Foundation	(16,993)	n/a
2/24/2014	Gift from Foundation	(4,784)	n/a
2/24/2014	Grant of restricted stock (1)	13,320	n/a
2/26/2014	Stock option exercise	23,567	$26.8933
2/26/2014	Sale	(23,567)	$57.0992(2)
3/18/2014	Equity bonus award (1)	36,222	n/a
3/28/2014	Stock option exercise	8,933	$26.8933
3/28/2014	Sale	(8,933)	$57.00
3/31/2014	Distribution from trust	494,869	n/a
3/31/2014	Distribution from trust	12,222	n/a
4/8/2014	Distribution from trust	1,168,902	n/a

(1)           Awarded under Company equity compensation plans.

(2)           Reflect multiple transactions effected at prices ranging from $57.00 to $57.25 on the transaction date.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to be filed as Exhibits.

(1)	Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended (previously filed).

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:   April 16, 2014

/s/ Karl J. Grafe
Karl J. Grafe, as Attorney-in-Fact for
Carl H. Lindner III